Exhibit (a)(1)(E)

Subject: Reminder – The Cresco Labs Option Exchange Program Closes Soon

You still have time to participate in the Cresco Labs Option Exchange Program! To participate, you must visit the site below and make an election by May 6, 2024, at 10:59 p.m. CT.

To start the process, please visit the Option Exchange registration site (hosted by Aon) to access your information:
•Start the process here: https://equitysolutions.aon.com/UWSO/Participant/Account/Register.
•Use the registration code: 719721
•Register using this email address (your “primary email” in Wurk). You will be prompted to set up a password to create a new account
To participate, you must make your election by May 6, 2024, at 10:59 p.m. CT.

To learn more about this program and its benefits, visit https://equitv.aon.com/viewer/CrescoLabs24/UWSO/0e556158e66244f0 to access a video, webinar and FAQs with more information. Please note that Cresco Labs cannot provide financial, legal or tax advice, and participation in the Option Exchange is entirely your decision and at your discretion. Please speak with a financial advisor if you have questions about how this program will impact your financial circumstances. You can also contact Siebert, our employee equity platform partner, to connect with their independent financial advisory services team at no cost to you. Siebert can be reached at 1-800-872-0444. Please note that Cresco Labs does not have any connection to Siebert’s advisory services.
If you need support on the Option Exchange registration process, please contact equity@crescolabs.com.
This communication does not constitute an offer. The full terms of the Option Exchange Program are described in the Schedule TO-I and accompanying documents, which you may access on our website at https://investors.crescolabs.com/financials/sec-filings or through the SEC website at www.sec.gov.

Cresco Labs has not authorized any person to make any recommendation on its behalf as to whether or not you should surrender your eligible options for exchange pursuant to the Option Exchange Program. You should rely only on the information in these materials or in other documents to which the Company has referred you. The Company has not authorized any person to provide you with any information or to make any representation in connection with the Option Exchange Program other than the information and representations contained or referred to in these materials. If any person makes any recommendation or representation to you or provides you with any information, you should treat that recommendation, representation or information as not having been authorized by the Company.

The Company is not conducting the Option Exchange Program in any jurisdiction in which participation in the Option Exchange Program by its employees is not permitted. However, the Company may, at its discretion, take any actions necessary to permit participation in the Option Exchange Program by employees in any of these jurisdictions.

You are advised to exercise caution in relation to the Option Exchange Program. If you are in any doubt about any of the contents of any materials provided in connection with your review of the Option Exchange Program, you should obtain independent professional advice.

DM_US 204020390-4.107602.0018